OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                     )*

SaverOne 2014 Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

80516T105

(CUSIP Number)

Carl M. Sherer, Esq., Rimon PC, 100 Park Avenue, Floor 16, New York, NY 10017, Tel 1-800-930-7271 x210

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 80516T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yaacov Tenenboim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,626,143 (excludes 1,050,000 presently exercisable warrants)
	8.	Shared Voting Power 455,712
	9.	Sole Dispositive Power 2,676,143 (includes 1,050,000 presently exercisable warrants)
	10.	Shared Dispositive Power 455,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,131,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

Ordinary shares of SaverOne 2014 Ltd.

Address of Principal Executive Office: Em Hamoshavot Rd. 94, Petah Tikvah, Israel

Item 2. Identity and Background

(a)	Name; Yaacov Tenenboim

(b)	Residence or business address; Em Hamoshavot Rd. 94, Petah Tikvah, Israel

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Chairman of the Board of Directors of SaverOne 2014 Ltd., address as above

(d)	Criminal convictions in the last five years: None

(e)	Injunctive proceedings in the last five years: None

(f)	Citizenship. Israel

Supplement to Item 2: Identity and Background of Other General Partners in Unicorn Technologies Management Ltd.

Item 2. Identity and Background

(a)	Name; Yigal Landau

(b)	Residence or business address; 85 Yehuda Halevi Street Tel Aviv Israel

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; CEO Ratio Energies, Chairman and CEO Hiram Landau Ltd., address as above

(d)	Criminal convictions in the last five years: None

(e)	Injunctive proceedings in the last five years: None

(f)	Citizenship. Israel

Item 2. Identity and Background

(a)	Name; Ligad Rotlevy

(b)	Residence or business address; 85 Yehuda Halevi Tel Aviv Israel

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Ratio Group- chairman, address as above

(d)	Criminal convictions in the last five years: None

(e)	Injunctive proceedings in the last five years: None

(f)	Citizenship. Israel

Item 2. Identity and Background

(a)	Name; Ronen Weisserberg

(b)	Residence or business address; 24 Haezt st Carkur ISRAEL

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Member of the Board of Directors of Unicorn Technologies-Limited Partnership, address as above

(d)	Criminal convictions in the last five years: None

(e)	Injunctive proceedings in the last five years: None

(f)	Citizenship. Israel

Item 3. Source and Amount of Funds or Other Consideration

Personal Funds

Item 4. Purpose of Transaction

Investment only. No other plans.

Item 5. Interest in Securities of the Issuer

(a)	(1)	Yigal Landau – 115,563 ordinary shares with shared control and dispositive power via Unicorn Technologies Management Ltd., and 822,434 ordinary shares with shared control and dispositive power (with Ligad Rotlevy through Ratio Technologies Ltd.) of which 363,195 ordinary shares consist of presently exercisable warrants.

(2)	Ligad Rotlevy – 115,563 ordinary shares with shared control and dispositive power via Unicorn Technologies Management Ltd., and 822,434 ordinary shares with shared control and dispositive power (with Yigal Landau through Ratio Technologies Ltd.) of which 363,195 ordinary shares consist of presently exercisable warrants.

(3)	Ronen Weisserberg – 115,563 ordinary shares with shared control and dispositive power via Unicorn Technologies Management Ltd., 340,149 ordinary shares with shared control and dispositive power through K.O.D.M. Investments Ltd. (50% owned with Tenenboim), 17,758 ordinary shares with shared control and dispositive power, held through Flask Ltd., (a company in which Mr. Wausserberg holds 66.6% of the issued and outstanding shares), 662,389 ordinary shares with sole control and dispositive power held through A.S.T. Investment House Ltd. (100% owned by Mr. Wausserberg), 72,723 ordinary shares with shared control and dispositive power held through G.G.I. Group Ltd.,.

The table below summarizes the parties’ holdings:

Name	Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power	Total Number of Ordinary Shares	Percentage
Yaacov Tenenboim	2,676,143	[1]	455,712	1,626,143	[2]	455,712	3,131,855	13.2
Yigal Landau	0		937,997	0		937,997	937,997	4.1
Ligad Rotlevy	0		937,997	0		937,997	937,997	4.1
Ronen Weisserberg	662,389		546,193	662,389		546,193	1,208,582	5.3

Item 5(c): Transactions in the past 60 days:

On June 15, 2022, Mr. Tenenboim purchased in the open market 210,000 ADS’s representing 1,050,000 ordinary shares for $2.47 per ADS and 210,000 warrants to acquire 210,000 ADS’s representing 1,050,000 ordinary shares for $0.46 per warrant.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no oral or written contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to the voting or disposal of the issuer’s securities.

Item 7. Material to Be Filed as Exhibits

None.

[1]	Includes 1,050,000 presently exercisable warrants
[2]	Excludes 1,050,000 presently exercisable warrants

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date July 14, 2022

/s/ Yaacov Tenenboim
Name: Yaacov Tenenboim